Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 23, 2022

1.	Date, Time and Place: On March 23, 2022, at 10:00 a.m., in a meeting held exclusively in electronic form, by videoconferencing (“Meeting”), pursuant to item 6.4. of the Internal Regiment of the Board of Directors (“Board”) of Suzano S.A. (“Company”).

2.	Attendance : The following Directors of the Company attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice- Chairman of the Board of Directors), Daniel Feffer (Vice- Chairman of the Board of Directors), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Rodrigo Kede de Freitas Lima (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director). The Chief Executive Officer, Mr. Walter Schalka and the Chief Financial, Legal and Investor Relations Officer, Mr. Marcelo Feriozzi Bacci.

3.	President and Secretary: Mr. David Feffer chaired the Meeting and Mr. Stefan Tasoko acted as secretary.

4.	Agenda : To resolve on:

(i) the Management Proposal to be submitted to the Company’s Annual Ordinary and Extraordinary Shareholders’ Meeting to be held cumulatively on April 25, 2022 in an exclusively electronic form (“AOEM” and “Management Proposal”), having the following agenda: at the Annual Ordinary Shareholders’ Meeting: (a) examine the managers’ accounts for the fiscal year ended on December 31, 2021; (b) examine, discuss and vote on the Company’s financial statements for the fiscal year ended on December 31, 2021, as well as review the management report for such fiscal year; (c) resolve on the allocation of net income for the fiscal year ended December 31, 2021 and the distribution of dividends; (d) define the number of members that will compose the Company’s Board of Directors; (e) decide on the election of the members of the Company’s Board of Directors; (f) if installed, define the number of members that will compose the Fiscal Council and resolve on the election of its members; and (g) determine the overall annual global compensation of the Company’s managers and the Fiscal Council, if installed, for the fiscal year 2022; at the Extraordinary Shareholders’ Meeting : (h) to resolve on the Indemnity Agreement to be signed between the Company and certain beneficiaries (“Indemnity Agreement”); and (i) authorize the Company’s management to take all necessary measures to implement the approved matters, in accordance with current legislation;

(ii) the draft of the form of Indemnity Agreement to be submitted for approval by the AOEM; and

(iii) the call notice and the respective calling of the AOEM.

5.	Minutes in Summary Form: The Directors unanimously resolved to draw up these minutes in summary form, with the respective materials with respect presented in connection to the agenda being filed at the Company’s headquarters.

6.Resolutions: The Directors approve, by unanimous vote and without reservations, the following resolutions:

6.1To approve the Management Proposal, as per the copy filed at the Company’s headquarters, to be submitted to the AOEM. It remains to be noted that, with regard to the distribution of dividends, after discussing the issue in the context of the Company's economic-financial strategy, the Directors decided to propose, observing the permissive of the second part of paragraph 4 of article 134 of the Brazilian Corporate Law, the distribution of complementary dividends totaling the proposal for the distribution of dividends by the Company, referring to the fiscal year ended on December 31, 2021, of R$1,800,000,000.00 (one billion, eight hundred million reais), as reflected in the Management Proposal, approved herein.

6.2To approve the general terms and conditions of the form of Indemnity Agreement, as per the copy filed at the Company’s headquarters; and

6.2. To approve the call notice and the respective call for the Company’s Annual Ordinary and Extraordinary Shareholders’ Meeting, to be held on April 25, 2022, at 9:00 am, exclusively in electronic form.

7.	Closing: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting were prepared, read and approved by all the attending Directors.

São Paulo, SP, March 23, 2022.

_________________________________ Stefan Tasoko Secretary